SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2007 OCT 19 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027427

October 4, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Very truly yours,

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dw 10/19

SAMSUNG
ELECTRONICS

Q3 2007 Earnings Release Notice

2007 Q3 earnings conference call will be webcasted live in English at 10:00 a.m. on October 12, 2007. Related materials will be posted at www.samsung.com/ir.

* Samsung Electronics will also release 2007 Q3 earnings results in Korean on the same day at 04:00 pm.

(Hanmaum Hall on the 3rd Floor of the Hana Daetoo Secrurieties building)

END